

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

VIA E-MAIL
Mr. Thomas A. Davidson
President and Chief Executive Officer
GE Equipment Midticket LLC, Series 2011-1
c/o CEF Equipment Holding, L.L.C.
10 Riverview Drive
Danbury, CT 06810

> **Re: GE Equipment Midticket LLC, Series 2011-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 333-160604-02**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria, page 5

1. We note your responses to comments 1, 2, 3 and 4 from our letter dated December 3, 2012. Please confirm that in future filings any Item 1122 report that identifies a material instance(s) of noncompliance with assigned servicing criteria will disclose:

- whether the material instance of noncompliance involved the assets for the subject transaction;

- the extent or scope of the material instance of noncompliance(s);

- any material impacts or effects as a result of the material instance(s) of noncompliance that have affected or that may reasonably be likely to affect pool asset performance, servicing of the pool assets or payments or expected payments on the asset-backed securities; and

- the plan, if any, or actions already undertaken, for remediating the material instance(s) of noncompliance or the impacts caused by the material instance(s) of noncompliance.

Exhibits to Form 10-K

Exhibit 35.1

2. We note your response to comment 6 from our letter dated December 3, 2012. You indicated that Thomas A. Davidson signed the servicer compliance statement under a power of attorney granted by an authorized officer of the servicer. Please identify the authorized officer that granted the power of attorney, the scope of the power of attorney and, in particular, whether the power of attorney was granted to sign on behalf of the authorized officer and/or to conduct the review on behalf of the authorized officer. Also, please confirm that in future filings the Item 1123 servicer compliance statement will be signed by an authorized officer of the servicer.

You may contact Arthur Sandel, Special Counsel, at (202) 551-3262 or me at (202) 551-3225 with any other questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel